As filed with the Securities and Exchange Commission on August 25, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

NEUROCRINE BIOSCIENCES, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
64125C109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gary A. Lyons
President and Chief Executive Officer
NEUROCRINE BIOSCIENCES, INC.
12790 El Camino Real
San Diego, CA 92130
(858) 617-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robin L. Struve, Esq.
Latham & Watkins LLP
Sears Tower, Suite 5800
233 South Wacker Drive
Chicago, IL 60606-6401
(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,449,427	$691

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,480,160 shares of common stock of Neurocrine Biosciences, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $6,449,427 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of August 23, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the aggregate transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable.

Form or Registration No.: Not Applicable	Date Filed: Not Applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange Outstanding Options to Purchase Common Stock Under the 2003 Incentive Stock Plan, as Amended and Amend Certain Outstanding Options to Purchase Common Stock Under the 1992 Incentive Stock Plan and 2001 Stock Option Plan, as Amended filed as Exhibit (a)(1)(A) hereto (the “Offer”), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the issuer is Neurocrine Biosciences, Inc., (the “Company” or “Neurocrine”), a California corporation, and the address of its principal executive office is 12790 El Camino Real, San Diego, CA 92130. Neurocrine’s telephone number is (858) 617-7600. As of the close of business on August 23, 2006, 37,866,858 shares of Neurocrine’s common stock, par value $0.001 per share, were outstanding. The information set forth in the Offer under Section 15, “Additional Information,” and Schedule B, “Information Concerning the Directors and Executive Officers of Neurocrine Biosciences, Inc.” is incorporated herein by reference.
     (b) Securities. This tender offer statement on Schedule TO relates to an offer by the Company to holders of outstanding options to purchase its common stock under the 2003 Incentive Stock Plan, as amended (the “2003 Plan”), 1992 Incentive Stock Plan (the “1992 Plan”) and 2001 Stock Option Plan, as amended (the “2001 Plan”). The offer is (i) for holders of options under the 2003 Plan to cancel their options in exchange for a lesser number of new options to purchase shares of Neurocrine’s common stock (“New Options”), issued under the 2003 Plan and (ii) for holders of options under the 1992 Plan and 2001 Plan to cancel one-half of their options and amend their remaining options to purchase shares of Neurocrine’s common stock (“Amended Options”); in each case, on the terms and conditions set forth in the Offer.
     This exchange offer is open to eligible employees and active consultants of the Company who hold at least one option with an exercise price of $20.00 or higher per share, provided that they remain employed by the Company or maintain a consulting agreement with the Company at all times until the first trading day after the date the options are cancelled. The Company’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President-Research and Development, Executive Vice President, General Counsel and Corporate Secretary, Executive Vice President and Chief Business Officer and Senior Vice President-Human Resources and members of the Board of Directors are not eligible to participate. The number of shares of common stock subject to the New Options will be equal to one-half the number shares of common stock subject to the options accepted for exchange from the 2003 Plan, as set forth in the Offer. The number of shares of common stock subject to the Amended Options will be equal to one-half the number shares of common stock subject to the options accepted for amendment from the 1992 Plan and the 2001 Plan, as set forth in the Offer. The information set forth in the Offer under “This Offer,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange or Amendment and Issuance of New Options and Amendment of Options”) and Section 7 (“Source and Amount of Consideration; Terms of New and Amended Options”) is incorporated herein by reference.
     (c) Trading Market and Price. The eligible options are not publicly traded. The information set forth in the Offer under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and on Schedule B of the Offer (“Information Concerning the Directors and Executive Officers of Neurocrine Biosciences, Inc.”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offer under “This Offer,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange or Amend Options”), Section 4 (“Withdrawal Rights”), , Section 5 (“Acceptance of Options for Exchange or Amendment and Issuance of New Options and Amendment of Options”), Section 6 (“Price Range of Common Stock Underlying the Options”), Section 7 (“Source and Amount of Consideration; Terms of New and Amended Options”), Section 10 (“Status of Options Acquired by Us in this Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material Federal Income Tax Consequences”) and Section 13 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. The information set forth in the Offer under Section 9 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer under Section 7 (“Source and Amount of Consideration; Terms of New and Amended Options”) and Section 9 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The information set forth in the Offer under “Summary Term Sheet” and Section 2 (“Purpose of This Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer under Section 5 (“Acceptance of Options for Exchange or Amendment and Issuance of New Options and Amendment of Options”) and Section 10 (“Status of Options Acquired by Us in this Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Offer under Section 7 (“Source and Amount of Consideration; Terms of New and Amended Options”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (c) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offer under Section 9 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer under Section 9 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The financial information included in Item 8 (“Financial Statements and Supplementary Data”) of Neurocrine’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on February 7, 2006, and Item 1 (“Financial Statements (unaudited)”) of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, filed on August 9, 2006, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer under Section 15 (“Additional Information”) is incorporated herein by reference.
     (b) Pro Forma Financial Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer under Section 9 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.
     See Index of Exhibits below.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neurocrine Biosciences, Inc.
By:	/s/ Paul W. Hawran
Paul W. Hawran
Its: Executive Vice President and Chief Financial Officer

Dated: August 25, 2006
INDEX OF EXHIBITS

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock under the 2003 Incentive Stock Plan, As Amended, and Amend Certain Outstanding Options to Purchase Common Stock under the 1992 Incentive Stock Plan and 2001 Stock Option Plan, As Amended, dated August 25, 2006.

99.(a)(1)(B)	Form of Election Concerning Exchange or Amendment of Stock Options.

99.(a)(1)(C)	Neurocrine’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on May 1, 2006 and incorporated herein by reference.

99.(a)(1)(D)	Neurocrine Biosciences, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the SEC on February 7, 2006, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)	1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Report on Form S-8 filed on July 12, 2002.

99.(d)(2)	2001 Stock Option Plan, as amended, incorporated herein by reference to the Company’s Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 4, 2003.

99.(d)(3)	Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on July 21, 2006.

99.(d)(4)	Form of incentive stock option agreement and nonstatutory stock option agreement for use in connection with the 1992 Incentive Stock Plan, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-03172).

99.(d)(5)	Form of stock option agreement for use in connection with the 2001 Stock Option Plan, as amended

99.(d)(6)	Form of stock option agreement for use in connection with the 2003 Incentive Stock Plan, as amended

99.(g)	Not applicable.

99.(h)	Not applicable.